Exhibit 12.1

TRIBUNE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	First Quarter
	Ended	Fiscal Year Ended
	3/26/2006	2005	2004	2003	2002	2001

Income from continuing operations before cumulative effect of changes in accounting principle	$102,764	$534,689	$573,324	$891,379	$608,579	$111,136

Add:
Income tax expense	66,352	575,552	367,787	523,857	331,376	157,815
(Income) loss on equity investments	(6,548)	(41,209)	(17,931)	(5,590)	40,875	60,813
Distributed income from equity investees	6,707	48,884	14,439	16,810	12,567	21,784
Minority interest expense, net of tax	—	—	—	—	—	—

Subtotal	169,275	1,117,916	937,619	1,426,456	993,397	351,548

Fixed charge adjustments
Add:
Interest expense	48,772	155,191	153,118	198,123	213,309	254,521
Amortization of capitalized interest	812	3,246	3,070	3,224	3,269	2,989
Interest component of rental expense (1)	5,052	19,684	18,801	20,720	22,503	22,853

Earnings, as adjusted	$223,911	$1,296,037	$1,112,608	$1,648,523	$1,232,478	$631,911

Fixed charges:
Interest expense	$48,772	$155,191	$153,118	$198,123	$213,309	$254,521
Interest capitalized	763	4,007	2,511	383	2,383	3,184
Interest component of rental expense (1)	5,052	19,684	18,801	20,720	22,503	22,853
Interest related to guaranteed ESOP debt (2)	—	—	—	2,836	5,565	8,191

Total fixed charges	$54,587	$178,882	$174,430	$222,062	$243,760	$288,749

Ratio of earnings to fixed charges	4.1	7.2	6.4	7.4	5.1	2.2

(1)             Represents a reasonable approximation of the interest cost component of rental expense incurred by the Company.

(2)             Tribune Company guarantees the debt of its Employee Stock Ownership Plan ("ESOP").  The notes issued by the Company's ESOP matured on Dec. 16, 2003 and were fully repaid.